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                                    FORM 8-A

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934



                           FIRST AMERICAN CORPORATION
             ------------------------------------------------------
             (Exact name of registrant as specified in its charter)


               TENNESSEE                               62-0799975
     -------------------------------                  ----------------
     (State or other jurisdiction of                  (I.R.S. Employer
     incorporation or organization)                  Identification No.)

First American Center, Nashville, TN                      37237-0721
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(Address of principal executive offices)                  (Zip Code)


Registrant's telephone number, including area code  (615) 748-2000


       Securities to be registered pursuant to Section 12(b) of the Act:

 Title of each class                     Name of each exchange on which
 to be so registered                     each class is to be registered
 -------------------                     ------------------------------

 COMMON STOCK, $2.50 PAR VALUE,               NEW YORK STOCK EXCHANGE
AND ASSOCIATED SERIES A JUNIOR
PREFERRED STOCK PURCHASE RIGHTS

If this Form relates to the registration of a class of debt securities and is effective upon filing pursuant to General Instruction A.(c)(2), please check the following box. [ ]

If the Form relates to the registration of a class of debt securities and is to become effective simultaneously with the effectiveness of a concurrent registration statement under the Securities Act of 1933 pursuant to General Instruction A.(c)(2), please check the following box. [ ]

     Securities to be registered pursuant to Section 12(g) of the Act:

                                      NONE

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Item 1.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED

         Common Stock, $2.50 Par Value

         The description of certain provisions of the Common Stock set forth below does not purport to be complete and is subject to and qualified in its entirety by reference to the Charter and the Bylaws of First American Corporation which are included as exhibits.

         The capital stock of First American Corporation (the "Company") to be registered on the New York Stock Exchange, Inc. (the "Exchange"), is the Registrant's Common Stock, $2.50 par value. The Company is authorized to issue 200,000,000 shares of Common Stock. As of May 31, 1998, there were 106,694,872 shares of Common Stock issued and outstanding. The transfer agent and registrar for the Common Stock is First Chicago Trust Company of New Jersey. No pre-emptive rights are conferred upon the holders of such stock and there are no conversion rights. Nor are there any redemption or sinking fund provisions and there is no liability to further calls or assessments by the Registrant. In the event of liquidation, dissolution or winding up of the Company, holders of the Common Stock would be entitled to receive, after payment of its debts, liabilities and of all sums to which holders of any preferred stock may be entitled, ratable distribution of all of the remaining assets of the Company.

         When, as, and if dividends, payable in cash, stock, or other property, are declared by the Board of Directors of the Company out of funds legally available therefor, the holders of Common Stock are entitled to share equally, share for share, in such dividends. The payment of dividends on the Common Stock is subject to the prior payment of dividends on any shares of the Preferred Stock outstanding.

         Pursuant to the Tennessee Business Corporation Act and the Company's Bylaws, each outstanding share of the Company's stock is entitled to one (1) vote on each matter submitted to a vote. Holders of Common Stock do not have cumulative voting rights.

         The Company is currently authorized to issue 2,500,000 shares of preferred stock, no par value, none of which were issued at May 31, 1998. The Board of Directors is authorized, without further stockholder approval except as may be required under applicable law to cause the issuance of preferred stock in one or more series, to designate each series so as to distinguish the shares thereof from the shares of all other series, and to fix and determine the variations and any other relative rights, preferences, and limitations pertaining to each series within the limitations set forth in the Company's Restated Charter. Information regarding preferred stock is included in the foregoing description insofar as the rights evidenced by and amounts payable with respect to, the Common Stock may be limited or qualified by outstanding shares of preferred stock.

            Series A Junior Preferred Stock Purchase Rights

         On December 14, 1988, the Board of Directors of the Company declared a distribution of one Right for each outstanding share of common stock, par value $2.50 per share (the "Common Stock"), to shareholders of record at the close of business on December 27, 1988 and for each share of Common Stock issued (including shares distributed from Treasury) thereafter and prior

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to the Distribution Date (as hereinafter defined) subject to the execution of the Rights Agreement (as hereinafter defined) and to certain other matters. Each Right entitles the registered holder, subject to the terms of the Rights Agreement, to purchase from the Company one one-hundredth of a share (a "Unit") of Series A Junior Preferred Stock, no par value (the "Preferred Stock"), at a Purchase Price of $80.00 per Unit, subject to adjustment. The Purchase Price is payable in cash or by certified or bank check or bank draft payable to the order of the Company. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between the Company and First American Trust Company, N.A., as Rights Agent, dated December 14, 1988.

         Initially, the Rights will attach to all certificates representing shares of outstanding Common Stock, and no separate Rights Certificates will be distributed. The Rights will separate from the Common Stock, and the Distribution Date will occur, upon the earlier of (i) 10 days following a public announcement (the date of such announcement being the "Stock Acquisition Date") that a person or group of affiliated or associated persons (other than the Company, any Subsidiary of the Company or any employee benefit plan of the Company or any such Subsidiary) has acquired, obtained the right to acquire, or otherwise obtained beneficial ownership of 20% or more of the then outstanding shares of Common Stock, or (ii) 10 days following the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning 20% or more of the then outstanding shares of Common Stock. Until the Distribution Date, (i) the Rights will be evidenced by Common Stock certificates and will be transferred with and only with such Common Stock certificates, (ii) new Common Stock certificates issued after December 27, 1988 will contain a notation incorporating the Rights Agreement by reference, and (iii) the surrender for transfer of any certificates representing outstanding Common Stock will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate.

         The Rights are not exercisable until the Distribution Date and will expire at the close of the business on December 27, 1988 unless earlier redeemed by the Company as described below.

         As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights.

         In the event that (i) a Person becomes the beneficial owner of 20% or more of the then outstanding shares of Common Stock or (ii) during the pendency of any tender or exchange offer for Common Stock or prior to the expiration of 20 business days (or such later date as a majority of the Independent Directors may determine) after the date such tender or exchange offer is terminated or expires, a person becomes the Beneficial Owner of 10% or more of the then outstanding shares of Common Stock (unless under certain circumstances specified in the Rights Agreement), then, in each such case, each holder of a Right will thereafter have the right to receive, upon exercise, Common

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Stock (or, in certain circumstances, cash, property or other securities of the
Company) having a value equal to two times the exercise price of the Right. The exercise price is the Purchase Price multiplied by the number of Units of Preferred Stock issuable upon exercise of a Right prior to the events described in this paragraph. Notwithstanding any of the foregoing, following the occurrence of any of the events set forth in this paragraph, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void.

         In the event that, at any time following the Stock Acquisition Date,
(i) the Company is acquired in a merger or other business combination transaction and the Company is not the surviving corporation (other than a merger described in the preceding paragraph), (ii) any Person effects a share exchange or merges with the Company and all or part of the Common Stock is converted or exchanged for securities, cash or property of any other Person or
(iii) 50% or more of the Company's assets or earning power is sold or transferred, each holder of a Right (except Rights which previously have been voided as described above) shall thereafter have the right to receive, upon exercise, common stock of the Acquiring Person having a value equal to two times the exercise price of the Right.

         The Purchase Price payable, and the number of Units of Preferred stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, (ii) if holders of the Preferred Stock are granted certain rights or warrants to subscribe for Preferred stock or convertible securities at less than the current market price of the Preferred Stock, or (iii) upon the distribution to the holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

         With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. The Company is not required to issue fractional Units. In lieu thereof, an adjustment in cash may be made based on the market price of the Preferred Stock prior to the date of exercise.

         At any time prior to the earlier of (i) the close of business on the Final Expiration Date or (ii) the close of business on the tenth day following the Stock Acquisition Date, a majority of the Independent Directors may redeem the Rights in whole, but not in part, at a price of $.01 per Right (the "Redemption Price"), payable, at the election of such majority of Independent Directors, in cash or shares of Common Stock. Immediately upon the action of a majority of the Independent Directors ordering the redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

         Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends. While the

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distribution of the Rights will not be taxable to shareholders or to the
Company, shareholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Units of Preferred Stock (or other consideration).

         Any of the provisions of the Rights Agreement may be supplemented or amended at any time prior to the Distribution Date without the consent of the holders of the Rights. After the Distribution Date, the provisions of the Rights Agreement may be supplemented or amended without the consent of the holders of the Rights in order to cure any ambiguity, defect or inconsistency, to make changes which are consistent with the objectives of the Board in adopting the Rights Agreement, except that from and after such time as any person becomes an Acquiring Person, no such amendment may adversely affect the interests of holders of Rights, or to shorten or lengthen any time period under the Rights Agreement; provided, however, that no amendment to adjust the time period governing redemption shall be made at such time as the Rights are not redeemable.

         As of May 31, 1998, 106,694,872 shares of Common Stock were issued and outstanding. Each outstanding share Stock, the Company will issue one Right for each share of Common Stock issued between the Record Date and the Distribution Date. As of May 31, 1998, no shares of Preferred Stock were issued and outstanding. A total of 250,000,000 shares of Preferred Stock have been reserved for issuance upon exercise of the Rights, subject to adjustment.

         The Units of Preferred Stock that may be acquired upon exercise of the Rights will be nonredeemable and subordinate to any other shares of preferred stock that may be issued by the Company.

         Each Unit of Preferred Stock will have a minimum preferential quarterly dividend rate of $.01 per Unit, but will, in any event, be entitled to a dividend equal to the per share dividend declared on the Common Stock.

         In the event of liquidation, the holder of a Unit of Preferred Stock will receive a preferred liquidation payment equal to the greater of $80.00 per Unit or the per share amount paid in respect of a share of Common Stock.

         Each Unit of Preferred Stock will have one vote, voting together with the Common Stock. The holders of Units of Preferred Stock, voting as a separate class, shall be entitled to elect two directors if dividends on the Preferred Stock are in arrears for six fiscal quarters.

         In the event of any merger, share exchange or other transaction in which shares of Common Stock are exchanged, each Unit of Preferred Stock will be entitled to receive the per share amount paid in respect of each share of Common Stock.

         The rights of holders of the Preferred Stock to dividends, liquidation and voting, and in the event of mergers and share exchanges, are protected by customary antidilution provisions.

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         Because of the nature of the Preferred Stock's dividend, liquidation and voting rights, the economic value of one Unit of Preferred Stock that may be acquired upon the exercise of each Right should approximate the economic value of one share of Company Common Stock.

         The Rights may have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company on terms not approved by a majority of the Independent Directors unless the other is conditioned on a substantial number of Rights being acquired. However, the Rights should not interfere with any merger or other business combination approved by a majority of the Independent Directors since the Rights may be redeemed by the Company at $.01 per Right at any time conditioned on a substantial number of Rights being acquired. However, the Rights should not interfere with any merger or other business combination approved by a majority of the Independent Directors since the Rights may be redeemed by the Company at $.01 per Right at any time on or prior to the tenth day following the Stock Acquisition Date (subject to extension by a majority of such Independent Directors). Thus, the Rights are intended to encourage persons who may seek to acquire control of the Company to initiate such an acquisition through negotiations with the Board of Directors. However, the effect of the Rights may be to discourage a third party from making a partial tender offer or otherwise attempting to obtain a substantial position in the equity securities of, or seeking to obtain control of, the Company. To the extent any potential acquirers are deterred by the Rights, the Rights may have the effect of preserving incumbent management in office.

         The Form of Rights Agreement between the Company and the Rights Agent specifying the terms of the Rights, which includes as Exhibit A the Form of Rights Certificate, is attached hereto as an exhibit and is incorporated herein by reference. The foregoing description of the Rights does not purport to be complete and is qualified in its entirety by reference to such exhibit.


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ITEM 2. EXHIBITS

         All exhibits required by Instruction II to Item 2 have been or will be supplied to the New York Stock Exchange.


                                   SIGNATURES

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                    FIRST AMERICAN CORPORATION



                                    By: /s/ Dale W. Polley
                                       ----------------------------
                                             Dale W. Polley
                                             President


Dated: June 19, 1998